November 22, 2005

Joe A. Foti

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

RE:	ABX Air, Inc.

Form 10-K for Fiscal Year Ended December 31, 2004

Filed March 16, 2005

File No. 0-5368

Dear Mr. Foti:

We have received your November 2, 2005 letter regarding your review of the financial statements and disclosures contained in the above referenced SEC filing for ABX Air, Inc. (the “Company”). Our response to your comments is provided below.

Comment #1: Results of Operations, page 19

SEC Comment:

On page 17, you state that depreciation and maintenance expenses are not reimbursable by DHL for the aircraft not in service for DHL. In view of the highly material $601 million impairment (write-off) of aircraft and its related parts and equipment as well as the $184 million transfer of property & equipment upon the separation from Airborne in August 2003, it is unclear how much of these long-lived assets were not in service for DHL at the date of separation. For the assets not in service and therefore unreimbursable by DHL for its depreciation and maintenance expense, the results of operations on a post-separation basis is favorably impacted by the exclusion of depreciation and maintenance expenses previously incurred on these assets written-off or transferred at the separation date. Please tell us and expand the annual comparison data to disclose, as appropriate, the amount of the (i) $785 million of long-lived assets not in service by DHL at the date of impairment and transfer; and (ii) favorable impact on the post-separation results of operations for the exclusion of depreciation and maintenance expense incurred on a historical basis prior to the write-off and transfer of these assets.

Company Response to Comment #1:

The Company recorded the impairment charge pursuant to SFAS No. 144 as described on page 16 for the 2004 Form 10-K. On August 15, 2003, the date of the impairment, all of the Company’s assets were in service with Airborne, Inc.

(“Airborne”), which had just been acquired by DHL Holdings (USA), Inc. (“DHL”). Immediately after the Company’s separation from Airborne on August 15, 2003, all of the Company’s depreciation expense was being charged to Airborne/DHL under the commercial agreements.

Prior to the Company’s separation from Airborne, all depreciation and heavy maintenance expenses were charged against the Airborne business. Between August 15, 2003 and December 31, 2004, all depreciation and heavy maintenance expenses incurred by the Company were charged to DHL under the commercial agreements. Because the Company did not charge depreciation and heavy maintenance expenses against the non-Airborne business, the Company did not experience a favorable impact on its post-separation, non-DHL results as a result of the write-off and transfer of assets. The Company will disclose this fact in future filings when comparing non-DHL results among pre-separation and post-separation periods.

Comment #2: Pension Plans, page 25

SEC Comment:

In view of the (i) material deficiency in funded status in your defined benefit pension plan as presented in note I - page 56; (ii) amount of minimum pension liability recognized in fiscal 2004 that approximated 20% of net earnings; and (iii) assumptions and estimates on this retirement obligation representing a critical accounting policy, we believe you should expand the MD&A to also disclose the individual impact on the funded status of the pension plan and shareholders’ equity adjustment (i.e. additional minimum pension liability) for the hypothetical basis changes in each of the estimates (i.c. discount rate, investment rate of return and salaries and wages) as well the aggregate impact on these two items for changes on all of the estimates. We also suggest that you set forth the above data as well as the pension expense impact data currently being disclosed in tabular format for ease of analysis and understanding by investors. Please revise accordingly.

Company Response to Comment #2:

The information that you have suggested is displayed in the table below. In future Form 10-K filings, the Company will provide updated information in this format.

The table below illustrates the sensitivity of certain assumptions on the Company’s pension expense, funded status and additional minimum liability for its defined benefit pension plans. The assumption changes are adjustments from the rates disclosed starting on page 25 of the Company’s 2004 Form 10-K and used for the December 31, 2004 actuarial calculations.

	Effect of change (in thousands)
		December 31, 2004
Change in assumption	2005 Pension expense	Funded status	Additional minimum liability
100 basis point decrease in rate of return	$3,740	$(7,093)	$2,653
50 basis point decrease in discount rate	6,388	(34,165)	16,965
100 basis point increase in compensation rates	4,817	(19,520)	—
Aggregate effect of all the above changes	15,746	(64,177)	25,098

Comment #3: Financial Condition, Liquidity and Capital Resources, page 26

SEC Comment:

We believe that registrants should generally include scheduled interest payments in the table. Interest on fixed rate obligations should be included at a minimum. If interest on any obligations is not included in the table because it cannot be reliably estimated, please disclose this fact and state the amounts and significant terms of those obligations in an accompanying footnote to the table.

Company Response to Comment #3:

In future Form 10-K filings, the Company will include scheduled interest payments in the Contractual Obligation table.

Comment #4: Note A – Capitalization of ABX, page 40

SEC Comment:

Please expand the note to specifically state that the stock split that occurred at the time of separation from Airborne through the issuance of additional shares has been retroactively reflected in the computation of per share amounts and in the historical consolidated balance sheet for this change in capital structure. Reference is made to paragraph 54 of SFAS 128.

Company Response to Comment #4:

In future filings that include reference to the separation from Airborne, the Company will state that the stock split has been retroactively reflected in the computation of earnings per share and in the consolidated balance sheets and related footnotes for all periods presented.

Comment #5: Note A – Impairment, page 41

SEC Comment:

Disclose the components of the $600.9 million impairment charge by type of aircraft, and also the impairment charges for aircraft-related parts and equipment. In addition, please disclose the per share impact for the change made in accounting estimate of the useful lives of aircraft in accordance with paragraph 33 of APBO No. 20.

Company Response to Comment #5:

In future filings that include the impairment charge, the Company will include the following table showing the impairment charge by aircraft type, parts and equipment (in thousands).

Impairment Charge
Aircraft type:
DC-8	$32,806
DC-9	76,549
Boeing 767	455,199
Spare parts and inventory	33,303
Equipment	3,014

Total	$600,871

Additionally, in future filings that include the impact of the change made in accounting estimate for the useful lives of aircraft, we will state that the effect of the change was less than $.01 per share annually.

Comment #6: Note B – Spare Parts Inventory, page 44

SEC Comment:

From disclosure in Schedule II - page 70, we note the provision for obsolescence on inventory has been significant in the last two fiscal years. Please tell us and expand your accounting policy to describe in more detail the methodology in estimating this reserve. Please specifically address how often management analyses this reserve for reasonableness, the procedures used in estimating inventory expected to be on hand as well as the events or conditions (e.g. changes in technology, etc.) that may warrant changes to these amounts or the anticipated useful life of the asset.

Company Response to Comment #6:

The Company’s inventory is comprised primarily of expendable spare parts and supplies used for internal consumption. These items are generally charged to expense when issued for use. As described in paragraphs 3.123 and 3.124 of the AICPA’s Industry Audit Guide, Audits of Airlines, the Company records an obsolescence reserve on a base stock of inventory for each fleet type. Inventory amortization for the obsolescence reserve corresponds to the expected life of each fleet type. Additionally, the Company monitors the usage rates of inventory parts and segregates parts that are technologically outdated or no longer used in its fleet types. Slow moving and segregated items are actively marketed and written down to their estimated net realizable values based on market conditions.

Management analyzes the inventory reserve for reasonableness at the end of each calendar quarter. That analysis includes consideration of the expected fleet life, amounts expected to be on hand at the end of a fleet life, and recent events and conditions that may impact the usability or value of inventory. Events or conditions that may impact the expected life, usability or net realizable value of inventory include additional aircraft maintenance directives from the Federal Aviation Administration, changes in Department of Transportation regulations, new environmental laws and technological advances.

In future Form 10-K filings, the Company will expand its accounting policy to describe in more detail the methodology used in estimating this reserve.

Comment #7: Note K – Segment Information, page 60

SEC Comment:

Disclosure in MD&A, page 18, and herein state that you operate in one reportable segment as the “all other” category does not constitute a reportable segment. However, we note that the earnings of “all other” represented in excess of 10% (or approximately 18.3%) of fiscal 2004 consolidated earnings. Therefore, it is unclear if any of the three separate major activities of “all other” individually met the quantitative threshold required to be reported as a separate segment under the guidance in paragraph 18(b) of SFAS No. 131. Furthermore, if each of the activities do not meet the quantitative threshold as specified in paragraph 18(b), it is unclear how you considered the guidance in paragraph 19 as the combination of information to produce a reportable segment require a majority of the aggregation criteria in paragraph 17 and similar economic characteristics in accordance with the guidance in EITF 04-10. In this regard, it appears these separate activities (ACMI and charter services, part sales and aircraft maintenance services) may not be similar under the areas and economic characteristics specified in paragraph 17. Please provide us your consideration and analysis of the above matters and tell us whether additional disclosures under paragraphs 27-28 and 32 may be required in the notes.

Company Response to Comment #7:

The Company’s other business segments included in the “all other” category do not individually comprise 10% of its revenues or 10% of its earnings or 10% of its assets as specified by paragraph 18 of SFAS No. 131 for separate segment disclosure. Additionally, these segments generally do not share a majority of the aggregation criteria listed in paragraph 17 and do not have similar economic characteristics. Accordingly, these activities are not combined and disclosed as a reportable segment. Further, because the DHL segment accounts for more then 75% of consolidated revenues, SFAS No. 131 paragraph 20 does not require separate disclosure of these quantitatively small segments. Instead, pursuant to paragraph 21 of SFAS No. 131, information about operating segments that are not reportable are combined in an “all other” category in the Company’s segment footnote. The Company also refers to the diagram in paragraph 127 of SFAS No. 131 in concluding that the operating segments that are not required to be separately reportable should be combined in an “all other” category.

The Company believes it has applied SFAS No. 131 appropriately and that no additional disclosures are required for the Form 10-K for 2004. The Company will continue to regularly evaluate whether its operating segments are appropriately disclosed pursuant to SFAS No. 131.

Comment #8

SEC Comment:

In addition, we believe the MD&A should be expanded to completely and clearly discuss the reasons why the non-DHL activities provide a much higher contribution to results of operations relative to revenues and whether you will try to expand the non-DHL business in the future or if there are any constraints in expanding these activities.

Company Response to Comment #8:

In future filings, the Company will expand the MD&A based on the response below to explain the reasons why the non-DHL activities provide higher contribution margins and disclose the constraints to growing the non-DHL business.

The Company’s margin relative to revenues on DHL business is predicated on large business volumes and reflects long-term agreements with a financially strong international company. The Company’s non-DHL business activities often pose opportunities for operating margins relative to revenues that are higher than its margin on DHL business. The non-DHL opportunities typically involve single sales or short-term service arrangements across many different customers. These opportunities have different economic and risk profiles that often dictate a higher sales price and expected return than the Company’s DHL business. Additionally, approximately 21% of the Company’s revenues related to expenses incurred for the Company’s segment for DHL business on which the Company does not earn any margin. These expenses are described on page 15 and quantified on page 20 of the 2004 Form 10-K.

As described on page 18 of the Form 10-K for 2004, the Company is attempting to expand its non-DHL business in a market that is intensely competitive due to over capacity within the airline industry. Constraints to expanding its non-DHL business include availability of aircraft, flight crews, and hangar space for aircraft maintenance projects. Additional contractual constraints are described on page 30 of the 2004 Form 10-K.

Other

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosures contained in the above-referenced filing. The Company also acknowledges that the staff comments contained in this letter or changes to disclosures in future filings in response to staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing. The Company recognizes that it may not assert staff comments made in this letter as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To the extent applicable, all changes in disclosures in response to your comments will be included in future or amended filings made pursuant to the Securities Act of 1933 and the Securities Exchange Act of 1934.

We appreciate your feedback toward improving our disclosures. We believe this letter fully responds to your comments. However, if there are any further questions, please contact us at (937) 382-5591, or at the Company’s address of record.

Sincerely,

/s/ Joseph C. Hete

Joseph C. Hete

Chief Executive Officer

/s/ Quint O. Turner

Quint O. Turner

Chief Financial Officer